Virginia K. Sourlis, Esq.*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Red Bank, New Jersey 07701
* Licensed in NJ	(732) 530-9007 Fax (732) 530-9008
+ Licensed in NY	www.SourlisLaw.com
Virginia@SourlisLaw.com
______________________________________________________________________________

August 30, 2006

VIA FACSIMILE ONLY (202) 551-3443

Financial Services Group
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E.
Washington, D.C. 20005
Attention: Mr. William Friar, Senior Financial Analyst

RE:	Ultitek, Ltd.
Amendment No. 4 to Registration Statement on Form 10-12(g)
Commission File No. 0-51819

Dear Mr. Friar:

In response to the Staff’s comment letter, dated August 22, 2006 (the “Comment Letter”), to Amendment No. 3 to Registration Statement on Form 10-SB (File No.: 0-51819) filed by our client, Ultitek, Ltd., a Nevada corporation (the “Company”), with the Securities and Exchange Commission on August 7, 2006, below please find our responses to the Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

The Company has also revised the Registration Statement pursuant to the Comment Letter and has filed Amendment No. 4 to the Registration Statement with the SEC today (“Amendment No. 4”). A copy of Amendment No. 4, marked to show changes from Amendment No. 3 and to reflect where the Company specifically addressed the questions and points in the Comment Letter, is enclosed with this Letter.

We thank you for you assistance with this matter. Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,
The Sourlis Law Firm
/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq.

cc:	Roman Price - Ultitek, Ltd.
Robert Boyle—Meyler & Company, LLC

General

1.	In response to your comment #1, Form 10-SB has been revised and updated to include the June 30, 2006 financial statements as well as the related quarterly data for the 10-QSB filing.

Revenue, page 5
Our Pricing Strategy, page 10

2.
In response to your comment #2, we have corrected the inconsistency and have eliminated the sentence which states that “we do not currently license our software directly to airlines.” We apologize for any confusion.

Employees, page 12

3.	In response to your comment #12, we have amended the disclosure to provide that all of the Company’s 60 full-time employees, including the Company’s 10 support employees, are located in Moscow.

Executive Compensation, page 23

4.
In response to your comment #4, Executive Compensation for the four former owners of TAIS has been accrued and is included under the caption Accrued salaries and related taxes. The accrual was based upon the current pink sheet value at March 31, 2006 and June 30, 2006. The disclosure within Executive Compensation was revised to clarify this item.

Consolidated Financial Statements

General

5.	In response to your comment #5, the financial statements have been properly labeled for applicable restatements.

Consolidated Statements of Cash Flows, page F-4

6.	In response to your comment #6, the statement of cash flows has been revised to properly reflect payments of Interest.

Statement of Stockholder’s Equity, page F-5

7.	In response to your comment #7, the only shares issued at par value were as follows:
(A)
25,000,000 shares issued to the Founder, Mr. Roman Price. Based upon a Board resolution dated March 11, 2006, he and his attorney immediately issued the 25,000,000 shares after formation of the Company prior to any merger activity with “TAIS”, the Russian subsidiary. Mr. Price was the recipient of all 25,000,000 shares

(B)
7,500,000 shares were sold at par to the Chief Operating Officer and the Company’s attorney. Based upon a Board resolution dated March 11, 2006, the shares were approved to be sold immediately upon formation of the Company and prior to any merger activity with “TAIS”, the Russian subsidiary. The Chief Operating Officer and the attorney each purchased 3,750,000 shares.

The above shares were issued at Par value since, at inception, the Company did not have any assets or any value. The shares were not issued on the date of approval since the Company did not have a transfer agent. However, the shares were issued subsequently, when a transfer agent was employed. These shares were issued in the midst of a private placement when shares were being sold at a price above par value. The Company also employed Chartered Financial Services to confirm the price at which such shares were issued.

In January 2006, the Company issued 14,000,000 shares to Mr. Roman Price, the Company’s Chief Executive Officer, Mr. Ernest Sabato, the Company’s Chief Operating Officer and Mr. Fred Biehl, the Company’s legal counsel for salaries and services rendered. The shares were issued at $0.0050 per share based upon an independent valuation performed by Chartered Financial Services.

Note D - 7% Convertible Debenture, page F-10

8.
In response to your comment #8, the Company has revised its disclosure to indicate compliance with APB 14. The accounting for the convertible debenture and the warrants did not change as the Company previously allocated the proceeds between the relative fair value of the warrants and the debenture.

Note E - Note Payable to Individual, page F-11

9.
In response to your comment #9, the note payable to an individual for $50,000 was issued in July 2005. The note is payable to an individual indirectly related to the President of the Company. It bears interest at the rate of 6% per annum, is unsecured and is due in July 2006. In July 2006, it was repaid. There are no derivatives associated with this note.

Note F - Stock Option and Warrant Agreements, page F-12

10.
In response to your comment #10, the Company has revised the disclosure on page 28. There were 1,000,000 options issued and outstanding as noted in the table on page F-12. The other issuances on page 28 were warrants rather than options. These warrants correspond to the warrants disclosed in the footnotes.

The Company also revised this footnote to disclose the options issued to employees and non-employees and the assumptions utilized in determining the value of each option.